Pricing supplement no. 509
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 81-I dated June 8, 2007

Registration Statement No. 333-130051
Dated June 22, 2007
Rule 424(b)(2)

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$1,695,000
Return Enhanced Notes Linked to the PHLX Semiconductor Sector[SM] Index due December 27, 2007

General

- The notes are designed for investors who seek a return of three times the appreciation of the PHLX Semiconductor Sector[SM] Index up to a maximum total return on the notes of 14.10% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing December 27, 2007†.
- Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
- The notes priced on June 22, 2007 and are expected to settle on or about June 27, 2007.

Key Terms

Index: The PHLX Semiconductor Sector[SM] Index (the "Index")

Upside Leverage Factor: 3

Payment at Maturity: If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by three, subject to a Maximum Total Return on the notes of 14.10%. For example, if the Index Return is more than 4.70%, you will receive the Maximum Total Return on the notes of 14.10%, which entitles you to a maximum payment at maturity of $1,141 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 +[$1,000 x (Index Return x 3)]

Your investment will be fully exposed to any decline in the Index. If the Ending Index Level declines from the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the Initial Index Level. Accordingly, if the Index Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return)

You will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level.

Index Return: The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:

$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

Initial Index Level: The Index closing level on the pricing date, which was 504.73.

Ending Index Level: The arithmetic average of the Index closing levels on each of the five Ending Averaging Dates.

Ending Averaging Dates†: December 17, 2007, December 18, 2007, December 19, 2007, December 20, 2007 and December 21, 2007

Maturity Date†: December 27, 2007

CUSIP: 48123JG60

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 81-I.

Investing in the Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-5 of the accompanying product supplement no. 81-I and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$8.60	$991.40
Total	$1,695,000	$14,577	$1,680,423

(1) J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $8.60 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $4.30 per $1,000 principal amount note. See "Underwriting" beginning on page PS-22 of the accompanying product supplement no. 81-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $8.60 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 22, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 81-I dated June 8, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the amended and restated term sheet no. 1-A related hereto dated June 13, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 81-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 81-I dated June 8, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207002377/e27573_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 500 and reflect the Maximum Total Return on the notes of 14.10%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return
900.00	80.00%	14.10%
825.00	65.00%	14.10%
750.00	50.00%	14.10%
700.00	40.00%	14.10%
625.00	25.00%	14.10%
575.00	15.00%	14.10%
550.00	10.00%	14.10%
525.00	5.00%	14.10%
523.50	4.70%	14.10%
512.50	2.50%	7.50%
505.00	1.00%	3.00%
500.00	**0.00%**	**0.00%**
450.00	-10.00%	-10.00%
400.00	-20.00%	-20.00%
350.00	-30.00%	-30.00%
300.00	-40.00%	-40.00%
250.00	-50.00%	-50.00%
200.00	-60.00%	-60.00%
150.00	-70.00%	-70.00%
100.00	-80.00%	-80.00%
50.00	-90.00%	-90.00%
0	-100.00%	-100.00%



**Return Enhanced Note Linked to the PHLX Semiconductor Sector^{SM} Index
Total Return at Maturity**

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 500 to an Ending Index Level of 512.50.
Because the Ending Index Level of 512.50 is greater than the Initial Index Level of 500 and the Index Return of 2.50% multiplied by 3 does not exceed the Maximum Total Return of 14.10%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (2.50\% \times 3)] = \$1,075$$

Example 2: The level of the Index increases from the Initial Index Level of 500 to an Ending Index Level of 575.
Because the Ending Index level of 575 is greater than the Initial Index Level of 500 and the Index Return of 15% multiplied by 3 exceeds the Maximum Total Return of 14.10%, the investor receives a payment at maturity of $1,141 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the Index decreases from the Initial Index Level of 500 to an Ending Index Level of 400.
Because the Ending Index Level of 400 is less than the Initial Index Level of 500, the Index Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -20\%) = \$800$$

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by three, up to the Maximum Total Return on the notes of 14.10%, or $1,141 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **DIVERSIFICATION OF THE PHLX SEMICONDUCTOR SECTOR^{SM} INDEX** — The return on the notes is linked to the PHLX Semiconductor Sector^{SM} Index. The PHLX Semiconductor Sector^{SM} Index is a price-weighted index composed of nineteen companies primarily involved in the design, distribution, manufacture and sale of semiconductors. For additional information about the Index, see the information set forth under "The PHLX Semiconductor Sector^{SM} Index" in the accompanying product supplement no. 81-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 81-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as short-term capital gain or loss. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 81-I dated June 8, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Index Level as compared to the Initial Index Level.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return on the notes of 14.10%, regardless of the appreciation in the Index, which may be significant.

- **YOUR RETURN IS LINKED TO THE PERFORMANCE OF A SINGLE INDUSTRY** — All of the securities underlying the PHLX Semiconductor Sector^{SM} Index are issued by companies whose primary lines of business are directly associated with the semiconductor industry. Because the value of the notes is linked to the performance of the Index, an investment in these notes will be concentrated in this industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. In addition, the semiconductor industry is significantly affected by a number of factors in local, national and worldwide economic conditions as well as by technological developments, the availability of highly skilled employees, changes in industry standards, a highly competitive work environment, natural disasters, supply disruptions, geopolitical events and other factors, including those described under "Risk Factors" in the accompanying product supplement no. 81-I. These factors could cause a downturn in the semiconductor industry generally or regionally and could cause the value of the stocks included in the Index and the level of the Index to decline or remain flat during the term of the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the PHLX Semiconductor Sector^{SM} Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the expected volatility of the Index;
    - the time to maturity of the notes;
    - the dividend rate on the common stocks underlying the Index;
    - interest and yield rates in the market generally;
    - developments in the semiconductor industry;
    - a variety of economic, financial, political, regulatory or judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical weekly performance of the PHLX Semiconductor Sector^{SM} Index based on the weekly Index closing level from January 4, 2002 through June 22, 2007. The Index closing level on June 22, 2007 was 504.73. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

